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August 12, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Telecommunications
100 F Street, N.E.

Washington, D.C. 20549-0405

Re:	Telefónica, S.A. Form 20-F for the Fiscal Year Ended December 31, 2018 Filed February 21, 2019 File No. 001-09531

Dear members of the Office of Telecommunications:

Thank you for your letter dated July 30, 2019 setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) on the annual report on Form 20-F for the year ended December 31, 2018 (the “2018 Form 20-F”) of Telefónica, S.A. (the “Company” or “we”), which we filed with the Commission on February 21, 2019.

We appreciate your understanding in affording us the time necessary to prepare our response, which we set forth in Annex A hereto. To facilitate the Staff’s review, we have reproduced the captions from the Staff’s comment letter in boldface text.

We would like to express our appreciation for your cooperation in these matters, and we are available to discuss our response with you at your convenience. In that connection, please do not hesitate to contact the undersigned in Madrid at 011-34-91-482-3569 or fax: 011-34-91-727-1204; or our counsel, Michael J. Willisch of Davis Polk & Wardwell LLP, at 011-34-91-768-9610 or fax: 011-34-91-768-9710.

Very truly yours, /s/ Laura Abasolo García de Baquedano
Laura Abasolo García de Baquedano Chief Finance and Control Officer Telefónica, S.A.

ANNEX A

Form 20-F for the Year Ended December 31, 2018

2018/ 2017 Consolidated Results, page 42

1.	Refer to your Consolidated Results hereunder, 2018 Highlights on page 39, and Trend Information on page 125. Your presentation and discussion of the Consolidated Results, OIBDA Margin, OIBDA, OIBDA-CapEx, and OIBDA-Capex excluding spectrum acquisitions (page 126) are not consistent with the guidance in Q&A 102.10 of the CD&I on Non-GAAP Financial Measures (April 4, 2018). Please revise in future filings.

The Company respectfully advises the Staff that the Company has considered the guidance in Q&A 102.10 of the C&DI on Non-GAAP Financial Measures (April 4, 2018), and the Company respectfully submits to the Staff that, in future filings, it will improve its presentation of non-GAAP financial measures through the following changes compared with the 2018 Form 20-F:

•	throughout the Consolidated Results section, the Company will move the discussion and analysis of “Operating Income” to appear before the discussion and analysis of any related non-GAAP measure;

•	throughout the Consolidated Results section, the Company will increase the level of detail of the discussion and analysis of “Operating Income” to be at least as detailed as the discussion and analysis of any related non-GAAP measure;

•	in the Highlights section, the Company will add discussion and analysis of “Operating Income”, with such discussion and analysis being at least as detailed as the discussion and analysis of “OIBDA” and “OIBDA margin” in the Highlights section, and with such discussion and analysis appearing before the discussion and analysis of any related non-GAAP measure;

•	in the Trend Information section, the Company will include a comparable GAAP measure before any related non-GAAP measure;

•	in the relevant paragraph of the Trend Information section, the Company will discuss “Profit for the Year” before any related non-GAAP measure; and

•	generally, the Company will remove bold style from non-GAAP measures where such bold style emphasizes a non-GAAP measure over its comparable GAAP measure.

The Company acknowledges that “OIBDA” (operating income before depreciation and amortization) is a non-GAAP measure but considers it useful to investors because it is used to track the performance of its business and to establish operating and strategic targets for the segments of the Company’s group.

2.	We also note your reference to Operating Cash Flow or OpCF, a term which you use interchangeably with OIBDA - CapEx. Please note that “Operating Cash flow” is the same as, or confusingly similar to, “Net cash flow provided by operating activities,” which is a GAAP financial measure. Please remove the reference in future filings. Refer to Item 10(e)(ii)(E) of Regulation S-K.

Additionally, it appears to us that OIBDA-CapEx is intended as a liquidity measure. If so, please reconcile it to “Net cash flow provided by operating activities,” which is its most comparable GAAP measure. Include it, along with OIBDA - CapEx excluding spectrum acquisitions, among the non-GAAP measures reported on page 108.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in future filings, the Company will eliminate references to “Operating Cash Flow” and “OpCF” and, when appropriate, it will replace them with “OIBDA-CapEx”. Additionally, the Company respectfully submits that it will include “OIBDA-CapEx” and “OIBDA-CapEx excluding spectrum acquisitions” among the non-GAAP measures reported in Item 5.

The Company respectfully submits that its primary liquidity measure is “Free Cash Flow”, which was explained and reconciled to “Net cash flow provided by operating activities” on pages 110-111 of the 2018 Form 20-F. The Company uses “OIBDA-CapEx” as a measure principally derived from “OIBDA”, and considers it to be primarily a performance measure (measuring operating income, before depreciation and amortization, and reduced by accrued capital expenditures) that also includes certain items related to liquidity. “OIBDA-CapEx” is less useful as a liquidity measure than “Free Cash Flow” given that, unlike “Free Cash Flow”, “OIBDA-CapEx” does not include changes in working capital, payments of interest, taxes or dividends to non-controlling shareholders.

As a result, the Company expects that, in future filings, it will not include a reconciliation of “OIBDA-CapEx” to “Net cash flow by operating activities” and instead will include reconciliations of both “OIBDA-CapEx” and “OIBDA-CapEx excluding spectrum acquisitions” to “Operating Income”.

Item 8. Financial Information

Legal Proceedings, page 139

3.	Tell us how you considered disclosure of Perseverance’ legal and compensatory claims against Telefonica Vivo, the Company’s counterclaims and recent case developments pursuant to the requirements for Item 8.A.7 of the Form 20-F.

The Company respectfully advises the Staff that the Company has considered the disclosure requirements under Item 8.A.7 of Form 20-F and advises the Staff as follows:

The litigation at issue relates to the former commercial relationship of the Company’s subsidiary Telefônica Brasil S.A. (“Telefônica Brasil”) with Perseverance Ltda. (“Perseverance”), once one of its third-party distributors in Brazil, which declared bankruptcy in early 2003. In early 2006, Perseverance’s bankrupt estate, represented by its administrator, filed a lawsuit in Brazil (such lawsuit and related proceedings, the “Perseverance Litigation”) against Telefônica Brasil asserting a breach of contract cause of action and seeking compensation for damages relating to (i) pecuniary loss and loss of future earnings and (ii) pain and suffering (danos morais), in each case resulting from the alleged breach of Telefônica Brasil’s distribution agreement with Perseverance. On June 16, 2011, the Brazilian trial court issued a final judgment granting, in part, Perseverance’s claim, and establishing the amount of damages (based on equitable considerations) at R$200 thousand for Perseverance’s pecuniary loss and loss of future earnings and R$200 thousand for its pain and suffering.

Telefônica Brasil and Perseverance’s co-plaintiff (Perseverance’s owner, Mr. Ricardo Hallak) each appealed the trial court’s ruling. On May 23, 2012, the State Court of Appeals of São Paulo overturned the judgment in part, ruling that the amount of damages relating to pecuniary loss and loss of future earnings was to be calculated through “judgment liquidation” proceedings (liquidação de sentença) and established based on “an analysis of the accounting books and balance sheet of the plaintiff filed in the bankruptcy proceedings,” remanding such proceedings to the trial court. It upheld the trial court’s judgment that established the amount of pain and suffering damages at R$200 thousand, which amount accordingly is no longer under dispute.

Following commencement of the judgment liquidation proceedings, the trial court commissioned an expert report setting forth the calculation of amounts due as damages for pecuniary loss and loss of future earnings under the judgment, which was filed on November 28, 2017, with a complementary report being filed on March 9, 2018. Notably, Perseverance alleged that its accounting books had been lost, therefore the expert’s calculations were based on suppositions and other imprecise estimates and considerations, in addition to using a method that was not consistent with standard accounting practices. The expert’s report concluded that damages for pecuniary loss and loss of future earnings due under the judgment amounted to R$47 billion.

On April 25, 2018, Telefônica Brasil responded vehemently challenging the expert’s findings, and filed a report drafted by its own expert advisor in the proceedings detailing a litany of errors and technical inconsistencies. Telefônica Brasil, relying on the provisions of the Brazilian Civil Procedure Code, requested that a new expert analysis be carried out in light of the significant flaws present in the court expert’s report. Telefônica Brasil then filed an expert opinion with the trial court by Professor Gesner de Oliveira, who has been a Professor at the Fundação Getúlio Vargas-SP since 1990, is a former president of the Brazilian Anti-Trust Authority (CADE), and is the holder of a Ph.D in Economics from UC Berkeley. Professor Oliveira set out his criticisms of the technical and economic considerations relied upon by the court expert. He concluded that, in accordance with the criteria set forth in the final judgment, the damages due for pecuniary loss and loss of future earnings would amount to R$439 thousand, which adjusted for inflation in accordance with Brazilian law (but not including default interest) up to the date of his report (February 22, 2019) would amount to a total of R$1.33 million (approximately US$0.4 million at the Brazilian real/U.S. Dollar exchange rate on such date).

The judgment liquidation proceedings remain ongoing at present. To date, the trial court has not yet considered Telefônica Brasil’s criticisms of the court expert’s report, nor its request for new expert analysis. The trial court’s expert was summoned to present a rebuttal to the report filed by Telefônica Brasil, but has neglected to respond to date. Accordingly, from a procedural perspective, the appellate court’s decision established a final and binding obligation on Telefônica Brasil to pay damages for Perseverance’s pecuniary loss and loss of future earnings. However, no judicial conclusion has been reached to date as to the amount of such damages owed by Telefônica Brasil, and therefore no final and binding decision exists regarding the amount due for such damages, given that the judgment liquidation phase remains under way at the trial court level. Telefônica Brasil and Perseverance will still be able to appeal the trial court’s decision once rendered, but only as to the amount of pecuniary loss and loss of future earnings damages it awards (the obligation to pay remains final and unappealable).

The Company and Telefônica Brasil continue to believe that, after a thorough examination of the facts and circumstances relating to the Perseverance Litigation, and as further analyzed and discussed with external and in-house legal counsel, the trial court will not accept the 2017 expert’s report initially estimating damages for pecuniary loss and loss of future earnings amounting to R$47 billion, a sum the Company and Telefônica Brasil believe to be excessive and unwarranted. To the contrary, the Company and Telefônica Brasil believe the judgment liquidation proceedings will establish a significantly lower and more reasonable amount of such damages, as noted below.

In accordance with applicable accounting rules, Telefônica Brasil established a provision relating to damages for pain and suffering under the Perseverance Litigation that amounted to R$427.9 thousand as of December 31, 2018, which amount reflects the final judgment of R$200 thousand for such damages, adjusted for inflation and default interest as of such date.

Upon the issuance of Professor Oliveira’s opinion in early 2019, Telefônica Brasil revised this provision to contemplate expected losses relating to damages for pecuniary loss and loss of future earnings.

Accordingly, the total provision recorded by Telefônica Brasil for the Perseverance Litigation claim as of June 30, 2019 (including damages for pain and suffering as well as damages for pecuniary loss and loss of future earnings, in each case adjusted for inflation and default interest) amounted to R$4.5 million (approximately €1.0 million or US$1.2 million at the Brazilian real/euro and Brazilian real/U.S. Dollar exchange rates on such date).1 This provision is reflected in the Company’s consolidated financial statements.

On the basis of the foregoing considerations, the Company does not believe that the Perseverance Litigation has had, nor will have, “a significant effect on the Company’s financial position or profitability” (as required by Item 8.A.7 of Form 20-F). Accordingly, considering the expected outflow of cash related to this claim, no particular disclosure was deemed as necessary. For that reason, and as permitted by paragraph 87 of IAS 37, Telefônica Brasil’s existing provision relating to the Perseverance Litigation in the amount of R$427.9 thousand as of December 31, 2018, is aggregated in the consolidated provision established for a group of Telefônica Brasil’s 1,099 civil proceedings of a non-consumer nature with a probable risk of loss, as a function of their immaterial values taken individually. As of December 31, 2018, this aggregated provision as reflected on Telefônica Brasil’s consolidated balance sheet totaled R$316.1 million. As of December 31, 2018, this provision was included by the Company in an aggregated provision for civil proceedings, including consumer proceedings, at Telefônica Brasil totaling €226 million (which amount is disclosed on page F-97 the 2018 Form 20-F).

Note 26. Other Information, page F-116

4.	We note various newspaper articles referring to a Superior Court of Justice decision against Telefonica Vivo in favor of Perseverance. For example, see https://translate.google.com/translate?hl=en&sl=pt&u=https://www.reporterdiario.com.br/noticia/2587796/ex-revendedor-de-celular-leva-vivo-a-cvm/&prev=search. These articles discuss a potential charge of up to R$47 billion. In regard to this case, tell us how you considered the guidance in paragraphs 14, 28, 86 and 91 of IAS 37.

The Company respectfully acknowledges the Staff’s comment and advises the Staff as follows with respect to its consideration of the guidance in the aforementioned paragraphs of IAS 37:

Paragraph 14

Paragraph 14 of IAS 37 establishes that “a provision shall be recognized when: (a) an entity has a present obligation (legal or constructive) as a result of a past event; (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (c) a reliable estimate can be made of the amount of the obligation.”

Based on the Company’s and Telefônica Brasil’s analysis of the facts and circumstances relating to the Perseverance Litigation and discussion with legal

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1Telefônica Brasil constitutes a provision for lawsuits in which the outcome is expected to be unfavorable (probable likelihood of loss), based on the assessment of Telefônica Brasil’s external counsel, in conjunction with the in-house team. As such, Telefônica Brasil’s management is responsible for deciding, in the exercise of its duty of diligence and in line with applicable standards and based on reasoned technical assessment, whether or not provision should be made for the contingency, and if so, in what amount.

counsel, the Company and Telefônica Brasil assessed the Perseverance Litigation as having a probable chance of loss and concluded that the criteria set forth above had been satisfied. Accordingly, the Company and Telefônica Brasil established a provision to cover expected losses arising from the Perseverance Litigation, which for Telefônica Brasil amounted to R$427.9 thousand as of December 31, 2018. As mentioned above, this provision was revised upon the issuance of Professor Oliveira’s opinion to reflect expected losses relating to the damages for pecuniary loss and loss of future earnings, for a total provision for the Perseverance Litigation claim amounting to R$4.5 million on June 30, 2019.

Paragraph 28

Paragraph 28 of IAS 37 establishes that, “A contingent liability is disclosed, as required by paragraph 86, unless the possibility of an outflow of resources embodying economic benefits is remote.”

As mentioned above, the Perseverance Litigation was assessed as having a probable chance of loss and met the conditions under paragraph 14 of IAS 37, which gave rise to a provision, rather than a contingent liability. Paragraph 12 of IAS 37 explains the relationship between provisions and contingent liabilities: “within this Standard the term ‘contingent’ is used for liabilities and assets that are not recognized because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity. In addition, the term ‘contingent liability’ is used for liabilities that do not meet the recognition criteria.” A provision is defined as “a liability of uncertain timing or amount.” Where a provision has been recognized for a present obligation (because the conditions in paragraph 14 of IAS 37 have been met), there is no longer a contingent liability (i.e. an unrecognized liability) in respect of that obligation. Accordingly, the Company understands that there is no contingent liability in respect of the Perseverance Litigation, and therefore disclosure of a contingent liability under paragraph 28 of IAS 37 is not applicable.

As permitted by paragraph 87 of IAS 37, the relevant provision is presented in an aggregated form, established for a group of 1,099 civil lawsuits involving Telefônica Brasil of a non-consumer nature classified as having a probable chance of loss as a function of their immaterial values individually, totaling a consolidated provision of R$316.1 million2 as of December 31, 2018.

Paragraph 86

Paragraph 86 of IAS 37 establishes that, “Unless the possibility of any outflow in settlement is remote, an entity shall disclose for each class of contingent liability at the end of the reporting period a brief description of the nature of the contingent liability and, where practicable: (a) an estimate of its financial effect, measured under paragraphs 36–52; (b) an indication of the uncertainties relating to the amount or timing of any outflow; and (c) the possibility of any reimbursement.”

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2Comprised of R$314.0 million reflected on the Telefônica Brasil’s individual balance sheet and R$2.1 million reflected on the balance sheet of Telefônica Brasil’s subsidiary, Telefônica Transportes e Logística Ltda.

We respectfully direct the Staff’s attention to the answers provided above regarding the Company’s consideration of the guidance set forth in paragraphs 14 and 28 of IAS 37. Given the Company’s understanding that there is no contingent liability in respect of the Perseverance Litigation, the Company understands no disclosure is required by paragraph 86 of IAS 37.

Paragraph 91

Paragraph 91 of IAS 37 establishes that, “Where any of the information required by paragraphs 86 and 89 is not disclosed because it is not practicable to do so, that fact shall be stated”.

We respectfully note our understanding that the guidance set forth in paragraph 91 of IAS 37 is not applicable because: (i) no information was required to be disclosed in respect of the Perseverance Litigation under paragraph 86 of IAS 37 (as explained above) and accordingly there is no information required by paragraph 86 of IAS 37 that was not disclosed; (ii) the Company understands that an inflow of economic benefits under paragraph 89 of IAS 37 is not probable, and therefore there is no information required by paragraph 89 that was not disclosed; and (iii) the Company does not believe that the Perseverance Litigation has had, nor will have, a significant effect on the Company’s financial position or profitability.